

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2012

Via Email
Donald R. Kimble
Chief Financial Officer
Huntington Bancshares Incorporated
41 S. High Street
Columbus, Ohio 43287

>   **Re: Huntington Bancshares Incorporated**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 17, 2012**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2012**
>   **Filed April 30, 2012**
>   **Response dated May 29, 2012**
>   **File No. 001-34073**

Dear Mr. Kimble:

We have reviewed your response dated May 29, 2012 and Form 10-Q filed April 30, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 12

"We are subject to routine on-going tax examinations by the IRS and by various other jurisdictions…" page 18

1. We note your response to prior comment 3. However, risk factor discussions should provide sufficient detail to understand the magnitude of the risk and the potential consequences. Please confirm that future risk factor discussions will clarify that you have appealed proposed adjustments resulting from the IRS examination of the 2006 and 2007 tax returns and that an unfavorable outcome could have a material effect on your

results of operations in the period in which it occurs. You may also provide a cross reference to the more detailed discussion in the Income Taxes footnote.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 17 – TDR Activity, page 60

2. We note your response to prior comment 4.   Please disclose the information discussed in your response in future filings including accruing vs. nonaccruing TDR's prior to re-modifications, types of concessions granted, and your policy for accrual vs. non-accrual for restructured TDR's.

Table 20 – Criticized Commercial Loan Activity, page 63

3. We note your response to prior comment 5 where you state that your "Problem loans" are disclosed as Criticized commercial loans, TDRs, NALs or accruing loans past due 90 days or more. Given that this information is not clear in your proposed disclosure, please clearly state exactly what you consider to be your problem loans and provide a cross reference as to where this information is located in your filings.

Note 3 – Loans and Leases and Allowance for Credit Losses, page 132

TDR Loans, page 146

4. We note your response to prior comment 7 where you clarified your policy for disclosure related to subsequent defaults. However, it appears that for certain loans where re-defaults occur at 120-150 days past due, disclosure of TDRs with a payment default that occurred in the past twelve months may be skewed given the long delinquency period prior to you considering it a payment default. Additionally, in most cases, it appears that your disclosure of payment default coincides with the period at which you charge-off the loan to net realizable value. Please clarify how you concluded this definition of "payment default" and the related disclosure is consistent with the principle in ASC 310-10-50-34. To the extent that you continue to believe this definition of payment default is appropriate, please disclose this limitation given your policy around re-defaults.

Schedule 14A filed March 8, 2012

Compensation Discussion and Analysis, page 19

5. We note your response to prior comments 10 and 11 and your agreement to provide additional detail and clarification regarding the performance factors considered in determining annual cash and long-term incentive awards. Please provide proposed disclosure to be included in your future filings, using the 2011 fiscal year as an example, discussing these factors in detail for each NEO on an individual basis for both your annual cash and long-term incentive compensation plans.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 3 – Loans and Leases and Allowance for Credit Losses, page 69

TDR Loans, page 84

6. We note your disclosure on page 87 and your response to prior comment 6 where you note that TDRs may include multiple concessions and the disclosure classifications are based on the primary concession provided to the borrower. It is still not clear from the response and from your TDR disclosures on pages 87 and 88 why the allowance for loan and lease losses (ALLL) has decreased even though the primary concession is a reduction in interest rate. We also note that for C&I—other commercial and industrial and for CRE-other commercial real estate, the majority of the TDR is classified as "Other" that reduces the ALLL by $2.9 million and $1.6 million, respectively. Please tell us and include in future filings, the concessions that are included in this category.

Note 4 - Available-for-Sale and Other Securities, page 91

7. We note your response to prior comment 8 and to your recognition of an additional credit (income) to "other-than-temporary impairment" recorded during the first quarter of 2012 and 2011. It continues to be unclear why the non-credit related recoveries shown on the condensed consolidated statements of income result in the recognition of income in your consolidated statements of income. Please clarify whether these recoveries have previously been recognized as impairment expense in your statements of income.

Note 13 - Fair Value of Assets and Liabilities – page 106

8. We note that you have classified certain assets and liabilities measured at fair value on a recurring basis as Level 3 in the fair value hierarchy, including certain municipal securities, private label CMOs, asset backed securities, automobile loans, MSRs, and derivatives. However, we were unable to locate the disclosures requiring a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs as required by ASC 820-10-50-2(g). Please advise, or revise future filings to provide these disclosures.

Income Simulation and Economic Value Analysis, page 36

9. We note your use of both interest sensitive earnings at risk (ISE) and economic value of equity (EVE) to measure the potential impact of changes in market interest rates on your assets and liabilities. Please respond to, and enhance your disclosures in future filings to address the following:

   • Tell us why the 200 basis point reduction in interest rates has a smaller effect on the interest income/expense on loans, investments, interest bearing deposits and total borrowings than a 100 basis point reduction in interest rates, pursuant to your disclosure in table 19.

- Provide additional context as to how investors should view the output of the EVE model in relation to other disclosures that are in the filing. For example, you have disclosed the EVE amount and the Board policy limits, but is unclear what EVE is compared to (total equity, Tier 1 equity, etc) in arriving at these amounts.

- You disclose the Board policy limits on EVE for the different scenarios, but it is not clear what management's procedures are for addressing any breaches of the internal limits for the modeled outputs. As part of your response, please tell us whether you have exceeded these limits before, including whether the calculations are performed at dates other than the financial reporting dates.

- Provide more of a qualitative discussion to explain why decreases in interest rates cause EVE for loans and other investments to be positive, and vice versa when the rates go up, particularly when compared to your interest income sensitivity in table 19 that shows when rates go down, interest income goes down significantly, and vice versa when the rates go up. Contrast how this works for your liabilities, where EVE is reduced when rates go lower, and interest expense is also reduced as rates go lower.

- Please explain the drivers for a positive effect of a +100 and +200 basis point change in interest rates under the ISE model versus a negative effect under your EVE model. Additionally, please explain why the EVE model has a positive effect under a -100 basis point shift but a negative effect under a -200 basis point shift.

You may contact Rahim Ismail at (202) 551-4965 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or Suzanne Hayes, Assistant Director, at (202) 551-3675 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant